UNITED STATES OF AMERICA
                                   before the
                      SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

HEC Inc.                           Report for Period
24 Prime Parkway                   July 1, 1995 to
Natick, MA  01760                  September 30, 1995
                                   Pursuant to Rule 24

File Nos.  70-8076 and 70-8086

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by HEC Inc.(HEC), a wholly owned subsidiary of Northeast Utilities, a registered holding company. Pursuant to HCAR Nos. 35-26108 and 35-26335 (the "Orders"), HEC is authorized to provide energy management, demand side management services and consulting services. HEC is required to report quarterly on services provided during the previous quarter. Accordingly, this report includes the following information:

1. A summary balance sheet and an income statement (unaudited) for the three-month period ended Septmeber 30, 1995. See Exhibit A.

2. A narrative description of HEC's activities undertaken during the quarter and the type of customers for which services were rendered. Exhibit B.

As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, HEC has duly caused this report to be signed on the twenty-sixth day of October 1995.

                                   HEC Inc.
                                   By:/s/Linda A. Jensen
                                   Vice President - Finance






                                    EXHIBIT A

                                     HEC INC.

                         BALANCE SHEET - September 30, 1995


                                      ASSETS


CURRENT ASSETS:                                        1995
                                                  -----------
    Cash and cash equivalents                     $1,047,986
    Contract receivables, current,
    less allowance for uncollectibles of $227,000  7,192,095
    Prepaid Income Taxes                              82,374
    Other current assets                             249,840
                                                  -----------
                  Total current assets             8,572,295
                                                  -----------
PROPERTY AND EQUIPMENT                             3,764,214
    Less accumulated
      depreciation and amortization                1,617,312
                                                  -----------
            Net property and equipment             2,146,902
                                                  -----------
OTHER ASSETS                                          66,063

TOTAL ASSETS                                     $10,785,260
                                                 ===========


          LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
    Accounts Payable                              $4,055,941
    Accrued Expenses                                 314,852
    Short-Term Borrowing NU Moneypool              2,625,000
                                                 -----------
                  Total current liabilities        6,995,793
                                                 -----------
OTHER LIABILITIES:
    Deferred income tax liability                    401,833
    Other                                            153,097
                                                 -----------
                  Total other liabilities            554,930
                                                 -----------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY
    Common stock, $1 par value.
     Authorized and issued 100 shares                    100
    Additional paid-in-capital                     4,000,000
    Foreign Currency Exchange                            (89)
    Accumulated Deficit                             (765,474)
                                                 -----------
                  Total stockholder's equity       3,234,537

    TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY   $10,785,260
                                                 ============


                                   HEC INC.

                           STATEMENT OF OPERATION

                     FOR THE QUARTER ENDED SEPTEMBER 30, 1995

REVENUES                                          $9,831,128

COST OF REVENUES                                   8,967,129
                                                  ----------
    Gross profit                                     863,999

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES         738,753
                                                  ----------
    Operating income                                 125,246
                                                  ----------
INTEREST INCOME (EXPENSE)
    Interest income                                   43,340
    Interest expense                                 (26,409)
                                                  ----------
                                                      16,931
                                                  ----------
    Income before income tax expense                 142,177

INCOME TAX EXPENSE                                    60,400

   Net Income (Loss)                                 $81,777
                                                  ==========

                                      EXHIBIT B

                                       HEC INC.
                       REPORT FOR JULY 1 - SEPTEMBER 30, 1995


                          NARRATIVE DESCRIPTION OF SERVICES


Energy Management Services

HEC provided the following services to clients in the period: energy audits (the identification of energy and other resource cost reduction opportunities); design of energy conservation measures including energy efficient lighting, energy efficient motors, energy management systems, heating, ventilating and air conditioning equipment retrofits, variable speed drives; the management of and direct installation of energy conservation equipment of the same type designed; assistance in identifying and arranging third-party financing for project installations; training of client personnel in the operation of installed equipment; system commissioning and reporting of program results. The majority of these services were performed for schools, hospitals and other municipal facilities under utility-sponsored programs. Other services provided consisted primarily of evaluation of various heating and/or air conditioning equipment configurations for customers or utilities and monitoring and/or evaluating the demand side management program installations of non-affiliated utilities.

HEC consulting activities consisted primarily of design and specification of energy consuming equipment for clients including schools, hospitals and commercial facilities.